UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                       JOHNSON WORLDWIDE ASSOCIATES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

   John M. Schroeder, 4041 North Main Street, Racine, Wisconsin  53402 -
   (414) 631-2503
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 25, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 479254 10 4

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Samuel C. Johnson
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [_]
                                                                  (b)  [X]
     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

              PF and BK

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      [_]

              Not Applicable

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

        NUMBER OF        7  SOLE VOTING POWER

         SHARES                 2,357,476(1)

      BENEFICIALLY       8  SHARED VOTING POWER

        OWNED BY                1,135,330(1)

          EACH           9  SOLE DISPOSITIVE POWER

        REPORTING               2,357,476(1)

         PERSON          10  SHARED DISPOSITIVE POWER

          WITH                  1,135,330

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,492,806(1)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     [_]

              Not Applicable

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.0%

    14   TYPE OF REPORTING PERSON*

              IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!

   (1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.

             This amendment relates to the Class A Common Stock, $.05 par value (the "Class A Common Stock") of Johnson Worldwide Associates, Inc. (the "Company"), 1326 Willow Road, Sturtevant, Wisconsin 53177. This Amendment is filed by Samuel C. Johnson, 1525 Howe Street, Racine, Wisconsin 53403.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended in its entirety to read as follows:

             Mr. Johnson purchased 99,990 shares of Class A Common Stock for approximately $1,276,245, of which $890,000 was obtained by loans made in the ordinary course of business by Bank of America.

   Item 5.   Interest in Securities of the Issuer.

             Item 5 is hereby amended in its entirety to read as follows:

             (a)-(b)  Information concerning the amount and percentage
        of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.
                                                             Percentage of
                    Sole          Shared                      Outstanding
                 Voting and     Voting and     Aggregate       Shares of
    Reporting   Dispositive    Dispositive     Beneficial       Class A
    Person         Power          Power        Ownership     Common Stock

    Samuel C.   2,357,476(1)   1,135,330(1)   3,492,806(1)    44.0%(1)(2)
    Johnson

   _______________

   (1) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

   (2) Based upon 6,870,045 shares of Class A Common Stock outstanding on July 24, 1998 and 1,062,330 shares of Class B Common Stock beneficially owned by Mr. Johnson.

             Mr. Johnson may be deemed to share voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below.

    Name and Business         Principal Occupation  Name, Address and
      Address                  and Employment        Principal Business

    Johnson Trust Company     Not Applicable        Bank and Trust Company
    4041 N. Main Street
    Racine, WI  53402
    State of Organization:
    Wisconsin

    Imogene P. Johnson            None                  None
    4041 N. Main Street
    Racine, WI  53402
    Citizenship: United
    States

    Helen P. Johnson-Leipold  Vice President-       S.C. Johnson & Son, Inc.
    1525 Howe Street          Personal and Home     1525 Howe Street
    Racine, WI  53403         Care Products of S.C. Racine, WI  53403
    Citizenship: United       Johnson & Son, Inc.
    States                                          Manufacturer of
                                                    household maintenance
                                                    and industrial products

    JWA Consolidated, Inc.    Not Applicable        Holding company for
    4041 N. Main Street                             purposes of owning stock
    Racine, WI  53402                               of Company
    State of Organization:
    Delaware

             During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (c) The following is a list of all transactions in the Company's Class A Common Stock and Class B Common Stock by the persons named in paragraphs (a)-(b) above during the 60 days preceding the date of this amendment to Schedule 13D.

             The shares listed below were purchased in a private transaction:

                         Date of      Class of     Number of   Price Per
           Name        Transaction  Common Stock    Shares       Share

    Samuel C. Johnson    8/10/98       Class A     26,990      $13.00

         The shares listed below were purchased through broker-dealers in the Nasdaq Stock Market.

                         Date of      Class of     Number of   Price Per
           Name        Transaction  Common Stock    Shares       Share

    Samuel C. Johnson    8/11/98       Class A     12,000      $12.625

    Samuel C. Johnson    8/12/98       Class A     14,000      $12.75

    Samuel C. Johnson    8/13/98       Class A      5,000      $12.875

    Samuel C. Johnson    8/14/98       Class A      2,000      $13.00

    Samuel C. Johnson    8/25/98       Class A     40,000      $12.625

             (d)  Not applicable.

             (e)  Not applicable.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date

   August 26, 1998                    /s/  Samuel C. Johnson
                                      Signature

                                      Samuel C. Johnson
                                      Name/Title